
June 29, 2020

Thomas Lesinski
Chief Executive Officer
National CineMedia, Inc.
6300 S. Syracuse Way, Suite 300
Centennial, Colorado 80111

> **Re: National CineMedia, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2019**
> **Filed February 20, 2020**
> **File No. 1-33296**

Dear Mr. Lesinski:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　Office of Trade & Services